This Amendment to Form CB contains 129
pages, including all exhibits.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment no. 2)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	9

Securities Act Rule 802 (Exchange Offer)	:

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	9

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	9

Exchange Act Rule 14e-2(d) (Subject Company Response)	9

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	9

Vivo Participações S.A.
(Name of Subject Company)

Vivo Holding Company
(Translation of Subject Company=s Name into English (if applicable))

The Federative Republic of Brazil
(Jurisdiction of Subject Company=s Incorporation or Organization)

Telecomunicações de São Paulo S.A. – Telesp
(Name of Person(s) Furnishing Form)

Common Shares and Preferred Shares, no par value
(Title of Class of Subject Securities)

P9810G116
(CUSIP Number of Class of Securities (if applicable))
Carlos Raimar Schoeninger Vivo Participações S.A. Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building 04707-000 - São Paulo, SP Federative Republic of Brazil +55 (11) 7420-1172

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Norair Ferreira do Carmo
Telecomunicações de São Paulo S.A. - Telesp
Rua Martiniano de Carvalho, 851
01321-001 - São Paulo, SP
Federative Republic of Brazil

Andrés V. Gil
Michael J. Willisch
Davis Polk & Wardwell LLP
Paseo de la Castellana, 41
Madrid 28046
Spain
+34 91 768 9600

N/A
(Date Tender Offer/Rights Offering Commenced)

*An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I B INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a)*	English translation of the Notice of Material Fact dated March 25, 2011

(b)*	English translation of the convening notice for the shareholders’ meeting of Vivo Participações S.A. (“Vivo”) dated March 25, 2011

(c)*	English translation of the convening notice for the shareholders’ meeting of Telecomunicações de São Paulo S.A. – Telesp (“Telesp”) dated March 25, 2011

Item 2.  Informational Legends

Telesp and Vivo are Brazilian companies.  Information distributed in connection with the proposed share merger and the related shareholder vote is subject to Brazilian disclosure requirements that are different from those of the United States.  Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil.  You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws.  Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than under the share merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

PART II B INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)*	English translation of the minutes of the Board of Directors meeting of Vivo dated March 25, 2011

(2)*	English translation of the minutes of the Board of Directors meeting of Telesp dated March 25, 2011

(3)*	English translation of the Protocol of Merger dated March 25, 2011

(4)*	English translation of the minutes of the Fiscal Council meeting of Telesp dated March 25, 2011

(5)*	English translation of the minutes of the Fiscal Council meeting of Vivo dated March 25, 2011

(6)**	English translation of the Valuation Report on Vivo by Planconsult to support the capital increase of Telesp dated March 25, 2011

(7)**	English translation of the Valuation Report by Planconsult on the net worth of Telesp at market value dated March 25, 2011

(8)	English translation of the Valuation Report by Planconsult on the net worth of Vivo at market value dated March 25, 2011

(9)	English translation of the Valuation Report by Signatura Lazard dated March 22, 2011

(10)	English translation of the Valuation Report by Banco Santander (Brasil) dated March 18, 2011

(11)	English translation of the Valuation Report by Ernst & Young Terco dated March 18, 2011 in relation to Vivo

(12)	English translation of the Valuation Report by Ernst & Young Terco dated March 18, 2011 in relation to Ptelecom Brasil S.A.

(13)	English translation of the Valuation Report by Ernst & Young Terco dated March 18, 2011 in relation to Portelcom Participações S.A.

(14)	English translation of the Valuation Report by Ernst & Young Terco dated March 18, 2011 in relation to TBS Celular Participações Ltda.

PART III B CONSENT TO SERVICE OF PROCESS

(1)           A written irrevocable consent and power of attorney on Form F-X was filed by Telesp with the Commission on March 28, 2010.

(2)           Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English translation of the Notice of Material Fact dated March 25, 2011
1.1*	English translation of the convening notice for the shareholders’ meeting of Vivo dated March 25, 2011
1.2*	English translation of the convening notice for the shareholders’ meeting of Telesp dated March 25, 2011
1.3*	English translation of the minutes of the Board of Directors meeting of Vivo dated March 25, 2011
1.4*	English translation of the minutes of the Board of Directors meeting of Telesp dated March 25, 2011
1.5*	English translation of the Protocol of Merger dated March 25, 2011
1.6*	English translation of the minutes of the Fiscal Council meeting of Telesp dated March 25, 2011
1.7*	English translation of the minutes of the Fiscal Council meeting of Vivo dated March 25, 2011
1.8**	English translation of the Valuation Report on Vivo by Planconsult to suport the capital increase of Telesp dated March 25, 2011
1.9**	English translation of the Valuation Report by Planconsult on the net worth of Telesp at market value dated March 25, 2011
1.10	English translation of the Valuation Report by Planconsult on the net worth of Vivo at market value dated March 25, 2011
1.11	English translation of the Valuation Report by Signatura Lazard dated March 22, 2011
1.12	English translation of the Valuation Report by Banco Santander (Brasil) dated March 18, 2011
1.13	English translation of the Valuation Report by Ernst & Young Terco dated March 18, 2011 in relation to Vivo
1.14	English translation of the Valuation Report by Ernst & Young Terco dated March 18, 2011 in relation to Ptelecom Brasil S.A.
1.15	English translation of the Valuation Report by Ernst & Young Terco dated March 18, 2011 in relation to Portelcom Participações S.A.
1.16	English translation of the Valuation Report by Ernst & Young Terco dated March 18, 2011 in relation to TBS Celular Participações Ltda.

* Previously furnished to the Commission as an exhibit to Form CB on March 28, 2011.
** Previously furnished to the Commission as an exhibit to Form CB/A on March 29, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telecomunicações de São Paulo S.A. - Telesp
By:	/s/ Norair Ferreira do Carmo
	Name:	Norair Ferreira do Carmo
	Title:	Investors Relation Director

Date: April 11, 2011